

October 17, 2013

Via E-mail
Mr. Kurt R. Harrington
Executive Vice President and Chief Financial Officer
Arlington Asset Investment Corp.
1001 Nineteenth Street North
Arlington, Virginia 22209

> **Re:** **Arlington Asset Investment Corp.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed on February 8, 2013**
> **File No. 001-34374**

Dear Mr. Harrington:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Executive Summary, page 35

1. On page 35, you disclose that the increase in your MBS portfolio is due to $129.2 million of equity capital raised in 2012. However, on page 39, you disclose that the $9.2 million increase in net interest income is primarily the result of fully deploying your investable capital on a levered basis to your MBS portfolio. We further note that short term borrowings as of December 31, 2012 increased by approximately $850 million in comparison to the prior year. Please clarify for us whether the increase in your MBS

portfolio is solely the result of investing capital from your equity issuance and revise your disclosure in future filings as necessary.

2.   Please provide us with and enhance your disclosure to include a more detailed description of the adjustments made to GAAP net income to arrive at Non-GAAP core operating income specifically the (1) adjusted expenses and (2) adjusted interest related to purchase discount accretion line items. In your response and revised disclosure please fully describe the nature of the adjustments and an explanation as to why these adjustments are necessary to provide a performance measure that is meaningful to investors. In addition, please explain to us how your "adjusted expenses" adjustment complies with Item 10(e)(ii)(B) or Regulation S-K.

Results of Operations, page 39

3.   Please enhance your disclosures on pages 39 and 40 to present changes in net interest income attributable to changes in volume, changes in rate and changes in rate/volume of your interest earning assets and interest bearing liabilities or explain to us why the disclosure is not necessary. Reference is made to paragraph I C of Industry Guide 3.

4.   We note that you recorded an other-than-temporary impairment charge of approximately $15.2 million. Please tell us and enhance your disclosure to provide a more detailed discussion of the circumstances that lead you to record the impairment charge. In your response tell us whether the impairment charge is indicative of a deteriorating credit trend in your private MBS portfolio.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 if you have questions.

                                        Sincerely,

                                        /s/ Robert F. Telewicz Jr.

                                        Robert F. Telewicz Jr.
                                        Senior Staff Accountant